Exhibit 23.3

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in this Registration Statement on Form S-3 of DCP Midstream, LP of our report dated March 15, 2017 related to the combined financial statements of the DCP Midstream Business as of December 31, 2016 and 2015 and for each of the three years in the period ended December 31, 2016 (which report expresses an unmodified opinion and includes an other-matter paragraph referring to the preparation of the combined financial statements of the DCP Midstream Business from the separate records maintained by DCP Midstream, LLC), appearing in the Current Report on Form 8-K of DCP Midstream, LP filed on March 16, 2017, and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Deloitte & Touche LLP

Denver, Colorado

November 8, 2017